SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Stratex Networks, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, par value $0.01 per share
(Title of Class of Securities)

86279T109
(CUSIP Number of Class of Securities of Underlying Common Stock)

Carl A. Thomsen
120 Rose Orchard Way
San Jose, California 95134
(408) 943-0777
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Justin L. Bastian, Esq.
Morrison & Foerster, LLP
755 Page Mill Road
Palo Alto, California 94304-1018
(650) 813-5600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

      Attached are Stratex Networks, Inc.’s (“Stratex” or the “Company”) Notice of Annual Meeting of Stockholders and Proxy Statement for its Annual Meeting of Stockholders to be held on July 15, 2003, and the related materials filed with the Securities and Exchange Commission in conjunction with the Notice of Annual Meeting of Stockholders and Proxy Statement for its Annual Meeting of Stockholders (the “Proxy Materials”). The Proxy Materials contain a proposal submitted for the approval of Stratex’s stockholders to amend each of the Digital Microwave Corporation 1994 Stock Incentive Plan, the DMC Stratex Networks, Inc. 1999 Stock Incentive Plan and the Stratex Networks, Inc. 2002 Stock Incentive Plan to permit the tender of certain outstanding options in exchange for a lesser number of new options to be granted at least six months and one day from the cancellation of the tendered option (the “Option Exchange Program”). The Option Exchange Program will be offered subject to shareholder approval to all of the Company’s existing employees and the employees of its subsidiaries worldwide (including any employees on an approved leave of absence) who hold eligible stock options (hereinafter referred to as “Eligible Employees”) except for (1) corporate officers, (2) senior executives reporting to the Chief Executive Officer, (3) employees located in countries where it is not feasible or practical under local regulations to offer the Option Exchange Program and (4) employees hired after December 19, 2002. Members of the Company’s Board of Directors will not be permitted to participate in this program.

      The Proxy Materials do not constitute an offer to holders of options to purchase Stratex’s common stock to exchange their options. At the time the Option Exchange Program commences, the Company will provide option holders who are eligible to participate in the Option Exchange Program with written materials explaining the precise terms and timing of the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read these written materials carefully when they become available because they will contain important information about the Option Exchange Program. Stratex will also file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the Option Exchange Program. Investors will be able to obtain these written materials and other documents filed by Stratex with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission’s website at www.sec.gov.

ITEM 12.     EXHIBITS.

      99.1     Notice of Annual Meeting of Stockholders and Proxy Statement for Annual Meeting of Stockholders July 15, 2003.

3